Exhibit (a)(1)(J)

For further Information contact:


Lawrence Dennedy
MacKenzie Partners, Inc.
800-322-2885

          ROBERT E. LOW TO PARTICIPATE IN BIDDING PROCESS CONDUCTED BY
            KLLM TRANSPORT SERVICES, INC.; CONFIDENTIALITY AGREEMENT
                      SIGNED AND DUE DILIGENCE TO COMMENCE

FOR RELEASE THURSDAY, APRIL 28, 2000

         Springfield, Mo. - Robert E. Low announced today that he has entered into a confidentiality agreement with Morgan Keegan & Company, Inc., as the financial adviser to KLLM Transport Services, Inc. (Nasdaq: KLLM) and will, directly and through Low Acquisition, Inc., a Delaware corporation wholly owned by Mr. Low, participate in the bidding process for the sale of KLLM to the bidder offering the highest per share purchase price. The bidding process is being coordinated by Morgan Keegan. As a participant in this bidding process, Mr. Low will have the opportunity to conduct a due diligence review of KLLM.

         Robert E. Low stated "I am pleased that the Special Committee established by the Board of Directors of KLLM has taken the first steps necessary to maximize stockholder value by providing a fair auction process designed to sell KLLM to the highest bidder. I believe our tender offer of $7.75 per share in cash establishes the benchmark for the minimum value that the stockholders of KLLM can expect."

         Robert E. Low, of Springfield, Missouri, is the President and Chief Executive Officer of New Prime, Inc., a Springfield, Missouri based corporation wholly owned by Mr. Low. New Prime is engaged in the interstate truckload business providing transportation services for both temperature controlled and dry commodities.

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This news release is for information purposes only and is not an offer to buy or the solicitation of an offer to sell any shares of KLLM common stock, and is not a solicitation of a proxy or written consents.